

Christopher Hammer · 2nd

Founder at Charlala, World Languages Curriculum Specialist

Elmhurst, Illinois, United States · 197 connections · **Contact info**

 **Charlala, LLC**

 **Western Governors University**

Experience



Founder
Charlala, LLC
Aug 2018 – Present · 2 yrs
Elmhurst, IL

• Winner of the Houghton Mifflin Harcourt + LearnLaunch World Languages Design Challenge
• Used by 10,000+ teachers and students to boost communication and confidence in the targe language.
• Charlala brings language teachers a new system to assess oral proficiency, monitor student progress, and expose students to a variety of authentic speaking experiences with native speakers.
• Teachers and students also love the all new DrawRoom – a tool that transforms any device into a digital canvas for storytelling and unique conversation starters.   **…see mor**

   **Behind-the-Scenes at HMH: World Languag...**



World Languages Curriculum Specialist; Spanish Teacher
Park Ridge School District 64
Aug 2012 – Present · 8 yrs
Niles, IL

• Nominee for the 2017 Golden Apple Award for Excellence in Teaching

- Provide 20+ hours per year of professional development for the world language department (13 members)
- Lead the world language department in the development and implementation of ne …**see mor**



Money Counter

ARAMARK

May 2009 – Jun 2015 · 6 yrs 2 mos

Rosemont, IL

- In charge of all cash transactions made with Aramark at the Allstate Arena
- Prepared and distributed cash banks to all Aramark cashiers, verified all cashiers' cash totals frequently balanced safes of large sums of money, and prepared cash to be deposited to the bank

Teaching Assistant

Township High School District 211

May 2012 – Jun 2012 · 2 mos

Palatine, IL

- Assisted teachers with classroom instructions and students with their daily assignments and life struggles
- Communicated with Spanish-speaking parents



Student Teacher

McLean County Unit 5 School District

Aug 2011 – Dec 2011 · 5 mos

Bloomington/Normal, Illinois Area

- Student taught Spanish III and Spanish for Heritage Speakers.
- Created original lesson plans, classroom activities, homework assignments, quizzes, tests, alternative assessments, and grading rubrics

Show 5 more experiences ⌄

Education



Western Governors University

Master of Education (M.Ed.), Learning and Technology

2016 – 2017



Illinois Wesleyan University

Bachelor of Arts (B.A.), Hispanic Studies, Spanish Language Education (K-12)

2008 – 2012

Activities and Societies: Alpha Lambda Dela honor Society (IWU Chapter), Habitat for Humanity, Amnesty International, Spanish Club, Sigma Pi Fraternity International



Universidad Complutense de Madrid
N/A, Hispanic Studies

2010 – 2010



